ACRA
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY

CERTIFICATE CONFIRMING REGISTRATION BY TRANSFER OF COMPANY

Company Name : **HAFNIA LIMITED**

UEN : **202440137E**

This is to confirm that the company which was formed or incorporated in **BERMUDA** on **29/04/2014** was registered under section 359(1) of the Companies Act (Cap. 50) by transfer of registration on **01/10/2024** and has been a company registered in Singapore since that date.

The company is a/an **PUBLIC COMPANY LIMITED BY SHARES.**

The company was registered by transfer of registration of **HAFNIA LIMITED** from **BERMUDA** and it was indicated in the application for transfer of registration that it was first registered in **BERMUDA** on **29/04/2014.**

REGISTRAR OF COMPANIES & BUSINESS NAMES ACRA

TAN YONG TAT
ASST REGISTRAR OF COMPANIES & BUSINESS NAMES
ACCOUNTING AND CORPORATE REGULATORY AUTHORITY
SINGAPORE

Dated : 01/10/2024
Receipt Number : ARN20241001121957

Authentication No. : B24950463A